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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

BELO CORP.
(Name of Issuer)
Series B Common Stock, par value $1.67 per share
(Title of Class of Securities)
080555 20 4
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (3-06)

Schedule 13G (continued)

CUSIP No.	080555 20 4	Page	2	of	5	Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Dealey D. Herndon

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5.	SOLE VOTING POWER

NUMBER OF		2,739,296 (1)(2)

SHARES	6.	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7.	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,739,296 (1)(2)

WITH	8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,739,296 (1)(2) See Item 4 below.

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.9%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Schedule 13G (continued)

CUSIP No.	080555 20 4	Page	3	of	5	Pages
ITEM 1.
(a)	Name of Issuer:
Belo Corp.
(b)	Address of Issuer’s Principal Executive Offices:
P.O. Box 655237 Dallas, Texas 75265-5237
ITEM 2.
(a)	Name of Person Filing:
Dealey D. Herndon
(b)	Address of Principal Business Office, or if none, Residence:
P.O. Box 655237 Dallas, Texas 75265-5237
(c)	Citizenship:
United States
(d)	Title of Class of Securities:
Series B Common Stock, par value $1.67 per share
(e)	CUSIP Number:
080555 20 4
ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO §§ 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
(a)	☐ Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78o).

(d)	☐ Investment Company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

Schedule 13G (continued)

CUSIP No.	080555 20 4	Page	4	of	5	Pages
(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(J).
ITEM 4. OWNERSHIP.
(a)	Amount Beneficially Owned: 2,739,296 (1)(2)

(b)	Percent of Class: 20.9%

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 2,739,296 (1)(2)

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 2,739,296 (1)(2)

(iv)	shared power to dispose or to direct the disposition of: 0

(1)	Series B common stock is convertible at any time on a share-for-share basis into Series A common stock, par value $1.67 per share.

(2)	Includes 68,048 shares of Series B common stock subject to stock options that are presently exercisable or that become exercisable within 60 days.
ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
          Not applicable.
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
          Not applicable.

Schedule 13G (continued)

CUSIP No.	080555 20 4	Page	5	of	5	Pages
ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
          Not applicable.
ITEM 9. NOTICE OF DISSOLUTION OF GROUP.
          Not applicable.
ITEM 10. CERTIFICATION.
          Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2009	/s/ Dealey D. Herndon
Dealey D. Herndon